

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

<u>Via Facsimile</u>
Mr. Paul Kalkbrenner, Chief Executive Officer
Dynamic Ventures Corp.
8776 E. Shea Blvd.
Suite B3A-615
Scottsdale, AZ 85260

     Re: Dynamic Ventures Corp.
             Form 8-K filed June 8, 2011
             Form 8-K/A filed June 20, 2011
             File No. 0-54340

Dear Mr. Kalkbrenner:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Melinda Hooker

               Melinda Hooker
               Staff Accountant